Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 22 Queen Street
Hamilton HM JX, Bermuda

September 10, 2018

Via EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Healthcare and Insurance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Enstar Group Limited
Form 10-K for the Year Ended December 31, 2017
Filed February 28, 2018
File No. 001-33289

Dear Mr. Rosenberg:

We respectfully request an extension of time to respond to your letter dated August 29, 2018 related to the above referenced filing to allow us additional time to consider the Staff's comments, consult with our independent public accounting firm and prepare appropriate responses. As we indicated to Mr. Frank Wyman we intend to provide our response on or before September 27, 2018.

Thank you for your consideration.

Sincerely,

/s/ Guy Bowker
Guy Bowker
Chief Financial Officer

cc:    Frank Wyman     (Securities and Exchange Commission)
    Colin Couper     (KPMG Audit Limited)
    Robert C. Juelke, Esq. (Drinker Biddle & Reath LLP)